EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended March 31, 2003 and 2002

(Unaudited)
(In thousands, except per share data)
	2003	2002

Numerator for basic and diluted earnings per share:
Earnings available to common stockholders
before and after assumed conversions	$9,276	12,234

Denominator:
Basic earnings per share -
weighted-average shares	3,525	3,516

Effect of dilutive stock options	24	33

Diluted earnings per share -
adjusted weighted-average
shares for assumed conversions	3,549	3,549

Basic earnings per share	$2.76	3.48

Diluted earnings per share	$2.74	3.45